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FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Immuneering Corporation

245 Main Street, Second Floor

Cambridge, Massachusetts 02142

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Immuneering Corporation with respect to the omitted portions, which are identified in this letter by the mark “[***].”

VIA EDGAR AND KITEWORKS

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:              Jenn Do

Angela Connell

Alan Campbell

Ada D. Sarmento

Re: Immuneering Corporation – Anticipated Price Range and Share-Based Compensation – Registration Statement on Form S-1 (File No. 333-257791)

July 14, 2021

Dear Mr. Campbell:

On behalf of Immuneering Corporation (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above referenced Registration Statement (the “Registration Statement”) to the Commission on May 13, 2021, resubmitted to the Commission on June 21, 2021, and subsequently filed the Registration Statement with the Commission on July 9, 2021. The purpose of this Letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated June 12, 2021. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this Letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

For the convenience of the Staff, we are providing to the Staff copies of this Letter via Kiteworks. In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response

Estimated Preliminary IPO Price Range

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters (the “Underwriters”) of the Company’s proposed initial public offering (“IPO”) of its Class A common stock, par value $0.001 per share (“common stock”) if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] per share to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[***] per share (the “Preliminary Assumed IPO Price”), and an estimated stock split of [***] whereby an owner of one current share of Company common stock will receive [***] shares of Company common stock following the stock split.

The Company’s final range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY IMMUNEERING
CORPORATION

July 14, 2021

Summary of Recent Option Grants and Common Stock Valuation

As there has been no public market for the common stock of the Company to date, the estimated fair value of the Company’s common stock has been determined by our Board as of the date of each option grant, with input from management, considering third-party valuations of the common stock as well as our Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant including the factors disclosed on page 96 of the Registration Statement. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using a hybrid method, which is a probability weighted expected return method (“PWERM”) where the equity value in one or more of the scenarios is calculated using an option pricing method (“OPM”).

As discussed below, the Board granted stock options on eight separate dates since January 1, 2019. The following table sets forth these grants:

Grants by grant date:	Type of Award	Number of Shares Subject to Options Granted	Per Share Exercise Price	Fair Value per Share of Common Stock on Grant Date
5/15/2019	Options	14,000	$3.37	$3.37
12/16/2019	Options	986,294	$3.01	$3.01
2/25/2020	Options	285,740	$3.01	$3.01
7/3/2020	Options	41,544	$3.11	$3.11
9/25/2020	Options	9,344	$3.11	$3.11
3/18/2021	Options	230,418	$4.12	$4.12
5/6/2021	Options	911,540	$9.74	$9.74
5/10/2021	Options	25,480	$9.74	$9.74

The Board’s determination of each fair value was based, in part, on the results of a third-party valuation of the Company’s common stock performed as of June 30, 2018 (the “June 2018 Valuation”), September 30, 2019 (the “September 2019 Valuation”), December 31, 2020 (the “December 2020 Valuation”), and March 31, 2021 (the “March 2021 Valuation”). On May 28, 2020, certain shareholders of the Company negotiated directly with Teva Pharmaceuticals USA Inc. (“Teva”) for the purchase of 495,013 shares of the Company’s common stock held by Teva. The Board determined that the negotiated price of $3.11 per share represented the fair value as of that date.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY IMMUNEERING
CORPORATION

July 14, 2021

May 2019 Option Grant. On May 15, 2019, the Company granted an option to a certain employee to purchase an aggregate of 14,000 shares of common stock. The Board determined that the fair value of the Company’s common stock was $3.37 per share as of May 15, 2019 based on input from management, the objective and subjective factors (disclosed on page 96 of the Registration Statement) that it believed were relevant and the results of the June 2018 Valuation.

In preparing the June 2018 valuation, the Company determined its enterprise value using two Market Approaches: The Guideline Public Company Method (“GPC”) and the Guideline Transaction Method (“GTM”). Value was allocated to shares using the Current Value Method (“CVM”). Because of the Company’s early stage of development and other relevant factors, the Company believed that the Market Method was the appropriate method for valuing the Company’s common stock.

Market approaches reference actual transactions in the equity of the enterprise being valued or transactions in similar enterprises that are traded in the public markets. The GPC method involves identifying and selecting publicly traded enterprises with financial and operating characteristics similar to the enterprise being valued. For the valuation, a set of comparable public companies were identified. The Company had negative EBITDA as of the valuation date. The selection of the appropriate multiple to apply to the Company’s financial statistics considered profitability, size, growth, and company-specific risk. Given these considerations, a revenue multiple between the median and mean was selected. The GTM involves determining valuation multiples from sales of enterprises with similar financial and operating characteristics and applying those multiples to the subject enterprise. A selection of transactions in enterprises with similar activities to those of the Company and occurring within four years of the valuation date were identified. Consideration was given to the profitability, size, growth, and company-specific risk of the Company and the transacted companies. Given these considerations, a revenue multiple between the median and mean was selected. The GTM method reflects transactions that represents the sale of an entire enterprise at a control level value. The subject interest was a minority, non-control level interest, therefore an adjustment to reflect value on that basis was made. A discount for lack of control (“DLOC”) of 10% was applied to the GTM method. The GPC and the GTM were weighted 50/50 to arrive at an equity value of $28.2 million.

After the equity value of the Company was determined, it was allocated to the common stock and common stock derivatives using the CVM. The CVM allocates a company’s enterprise value to each cascading level of stock based upon liquidation preference or conversion value. The CVM has practical limitations and should be used in three cases: 1) when a liquidity even is imminent; 2) when the business is at such an early stage of development that there is no material progress on the company’s business plan and there is no reasonable basis to estimate value beyond the preferred preference; and 3) when there is only one class of equity outstanding with no long-term debt.

The June 2018 Valuation then applied a discount for lack of marketability (“DLOM”) of 40.0% to account for the lack of active trading market in the Company’s securities.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY IMMUNEERING
CORPORATION

July 14, 2021

December 2019 and February 2020 Option Grants. On December 16, 2019 and February 25, 2020, the Company granted options to certain employees and members of the board to purchase an aggregate of 986,294 and 285,740 shares of common stock, respectively. The Board determined that the fair value of the Company’s common stock was $3.01 per share as of December 16, 2019 and February 25, 2020 based on input from management, the objective and subjective factors (disclosed on page 96 of the Registration Statement) that it believed were relevant and the results of the September 2019 Valuation.

In preparing the September 30, 2019 valuation, the Company determined its enterprise value using the OPM. Because of the Company’s early stage of development and other relevant factors, the Company believed that the OPM was the appropriate method for valuing the Company’s common stock. The resulting estimated fair value of the Company’s common stock was $3.01 per share on a non-marketable, minority basis.

The OPM allocates a company’s equity value among the various capital classes. The OPM takes into account the preferred shareholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event would be distributed among the various ownership classes at a future date. First, in determining equity value, the Company used the Subject Company Transaction Method, also known as the Reverse Option Pricing Model (“ROPM”). This method utilizes a company’s own relevant stock transaction by utilizing the price at which a recent equity class was issued by the company. The equity value of which results in a value being assigned to the identified equity class consistent with the issued or transacted price and can be calculated using appropriate allocation methodologies. Typically, information from the most recent round of venture capital/private equity financing is applied to approximate an enterprise value for the company. It was determined that the ROPM was the best methodology to use for the equity value given that the Series A Preferred equity transaction was determined to be a third-party, arm’s length transaction.

After the equity value of the Company was determined, it was allocated among the various share classes. To calculate the fair market value of the Company’s common stock, the Company used Black-Scholes. For the Company, the breakpoints were set after examining the liquidation preferences in the Company’s Articles of Incorporation, option agreements, and the number of securities outstanding as of the September 30, 2019 valuation date. Black-Scholes requires a series of variables, including the equity value of the company, time to liquidity event, risk-free rate, and volatility.

The September 2019 Valuation was prepared taking into account the issuance of 1,571,441 shares of Series A Preferred at $6.1081 per share and the conversion of $5.3 million of notes payable into 1,099,988 shares of Series A Preferred at a 20% discount, which occurred on September 20, 2019. The September 2019 Valuation then applied a DLOM of 30.0%.

July 2020 and September 2020 Option Grants. On July 3, 2020 and September 25, 2020, the Company granted options to certain employees and members of the board to purchase an aggregate of 41,544 and 9,344 shares of common stock, respectively. The Board determined that the fair value of the Company’s common stock was $3.11 per share as of July 3, 2020 and September 25, 2020 based on input from management, the objective and subjective factors (disclosed on page 96 of the Registration Statement) that it believed were relevant and the sale price of the Company’s common stock negotiated in an arm’s length transaction between Teva and certain shareholders on May 28, 2020 of $3.11 per share.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY IMMUNEERING
CORPORATION

July 14, 2021

March 2021 Option Grants. On March 18, 2021, the Company granted options to certain employees and members of the board to purchase an aggregate of 230,418 shares of common stock. The Board determined that the fair value of the Company’s common stock underlying such option grants was $4.12 per share based on input from management, the objective and subjective factors (disclosed on page 96 of the Registration Statement) that it believed were relevant and the results of the then most recent third-party valuation performed, which was as of December 31, 2020.

In preparing the December 31, 2020 valuation, the Company used a hybrid of the OPM and the probability-weighted expected return method (“PWERM”). The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the expected timing of an IPO, factoring in the inherent uncertainty associated with being able to complete an IPO. The resulting estimated fair value of the Company’s common stock was $4.12 per share on a non-marketable, minority basis.

In this valuation, the hybrid method was used to address two probability-weighted scenarios: an IPO scenario and a stay-private scenario. The IPO scenario was assigned a weight of 10% and the stay-private scenario was assigned a weight of 90%. The relative probability of each type of future event scenario was based on an analysis of market conditions at the time and expectations as to the timing and likely prospects of such scenarios.

The stay-private scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and an ROPM based on the price of the Series B preferred stock tied to its initial issuance price. The transaction was considered arm’s length. To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the company, time to liquidity event, risk-free rate, and volatility. The hybrid method applied PWERM in the IPO scenario and assumes that the Company would complete an IPO on December 31, 2021, which represented management’s best estimate of the possible time to IPO. The exit value was allocated using the Company’s fully diluted shares under the assumption that all shares would convert to common stock at the IPO in order to maximize their financial return, with the preferred stock forfeiting its liquidation preferences as a result of such conversion. The resulting values were then discounted back to present value and weighted against the stay-private scenario.

For this valuation, the Company considered the recently completed issuance of 5,067,009 shares of Series B Preferred at $7.3416 per share and the probability weighted likelihood of an IPO in Q4 of 2021 to be 10%. The Company then applied a DLOM of 16.0% for the IPO scenario and 28% for the recent transaction and resulted in a valuation of the Company’s common stock of $4.12 per share. The DLOM for the IPO scenario includes consideration for the standard 180-day lockup period before stockholders can sell their shares following an IPO. The DLOMs used for all scenarios reflect the Company’s then-current estimates of the time to a liquidity event. The Board noted that the primary drivers for the increased value in the December 2020 Valuation was its decision in December 2020 to start preparations for an IPO, and the successful issuance of Series B Preferred at a 20% higher price than the Series A Preferred.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY IMMUNEERING
CORPORATION

July 14, 2021

May 2021 Option Grants. On May 6, 2021 and May 10, 2021, the Company granted options to certain employees to purchase an aggregate of 911,540 and 25,480 shares of common stock, respectively. The Board determined that the fair value of the Company’s common stock was $9.74 per share as of May 6, 2021 and May 10, 2021 based on input from management, the objective and subjective factors (disclosed on page 96 of the Registration Statement) that it believed were relevant, and the results of the then most recent third-party valuation performed, which was as of March 31, 2021.

In preparing the March 31, 2021 valuation, the Company used a hybrid of the OPM and the probability-weighted expected return method (“PWERM”). The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the expected timing of an IPO, factoring in the inherent uncertainty associated with being able to complete an IPO. The resulting estimated fair value of the Company’s common stock was $9.74 per share on a non-markable, minority basis.

In this valuation, the hybrid method was used to address two probability-weighted scenarios: an IPO scenario and a stay-private scenario. The IPO scenario was assigned a weight of 50% and the stay-private scenario was assigned a weight of 50%. The relative probability of each type of future event scenario was based on an analysis of market conditions at the time and expectations as to the timing and likely prospects of such scenarios.

The stay-private scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and a Roll-Forward Method. According to the AICPA in the Accounting and Valuation Guide: Valuation of Portfolio Company Investments of Venture Capital and Private Equity Funds and Other Investment Companies, “for early-stage companies without a recent financing round, the best choice will very likely involve a technique that “rolls forward” the value obtained from a previous (now stale) financing round that reflected fair value at initial recognition.”

To utilize the Roll-Forward Method, the Company starts with an enterprise value indication at a previous valuation date and adjusts if for internal and external factors that are thought to have impacted the value of the Company from the previous valuation date to the current valuation date.

The hybrid method applied a PWERM in the IPO scenario by utilizing input from investment bankers as part of the organizational meeting for an estimated expected equity value of $350 million. The IPO scenario assumes that the Company would complete an IPO on July 31, 2021, which represented management’s best estimate of the possible time to IPO based on the organizational timeline. The exit value was allocated using the Company’s fully diluted shares under the assumption that all shares would convert to common stock at the IPO in order to maximize their financial return, with the preferred stock forfeiting its liquidation preferences as a result of such conversion. The resulting values were then discounted back to present value and weighted against the Stay-Private scenario.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY IMMUNEERING
CORPORATION

July 14, 2021

The March 2021 Valuation was prepared taking into account the voluntary early purchase of the second tranche of 3,377,994 shares of Series B Preferred at $7.3416 per share, the IPO Organizational Meeting held on April 7, 2021 and the impending first confidential filing of the S-1 which occurred on May 13, 2021. For this valuation, the Company increased the likelihood of an IPO to occur in Q3 to be 50% (versus Q4 and 10% in the December 2020 Valuation). The Company then applied a DLOM of 9.0% for the IPO scenario and a DLOM of 25% was applied to the Stay-Private scenario. The DLOM for the IPO scenario includes consideration for the standard 180 lockup period before stockholders can sell their shares following an IPO. The DLOMs used for all scenarios reflect the Company’s then-current estimates of the time to liquidity event. The Board noted that the primary drivers for the increased value in the March 2021 Valuation was its decision in December 2020 to advance preparations for an IPO, and the early issuance of the second tranche of Series B Preferred.

The Company has not granted any other equity awards since May 10, 2021.

Comparison of the Most Recent Valuations and the Preliminary IPO Price Range

As is typical in an initial public offering, the Preliminary IPO Price Range for the offering was not derived using a formal determination of estimated fair value, but was determined based on discussions between the Company and the Underwriters. Prior to July 8, 2021, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. Among the factors that the Company considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position and prospects;

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY IMMUNEERING
CORPORATION

July 14, 2021

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the most recent valuations and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

•	The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential exit scenarios, which would have resulted in lower value of its common stock than an IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the March 2021 Valuation would have been $15.44 per share (before giving effect to any DLOM).

•	The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common stock. As described above, a DLOM was applied in the third-party valuation reports.

•	The Company’s preferred stock currently have substantial economic rights and preferences over its common stock. Upon the consummation of an IPO, all outstanding preferred stock will convert into common stock, thus eliminating the superior economic rights and preferences of its preferred stock as compared to its common stock.

•	The successful completion of the IPO would significantly strengthen the Company’s balance sheet and cash position, provide access to additional public equity going forward, increase the Company’s strategic flexibility and increase attractiveness of the Company’s equity as a currency to compensate employees and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

•	Input received from the Underwriters, including further discussions that took place on or following July 8, 2021 with senior management of the Company and its Board, incorporating feedback from qualified potential investors obtained during testing-the-waters meetings in June and July 2021.

In conclusion, the Company respectfully submits that the difference between the recent valuations of its common stock used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price (i.e., the midpoint of the Preliminary IPO Price Range) is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY IMMUNEERING
CORPORATION

July 14, 2021

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Benjamin J. Zeskind, Ph.D., Chief Executive Officer, Immuneering Corporation, 245 Main Street, Second Floor, Cambridge, MA, telephone (617) 500-8080, before it permits any disclosure of the underlined and highlighted information contained in this Letter.

Please direct any questions or comments regarding this Letter or the Registration Statement to me at (212) 906-2916. Thank you for your assistance.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Benjamin J. Zeskind, Ph.D., Chief Executive Officer, Immuneering Corporation

John Chory, Latham & Watkins LLP

Evan Smith, Latham & Watkins LLP

Frank F. Rahmani, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY IMMUNEERING
CORPORATION